UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Iyo Ginko
(Name of Subject Company)
The Iyo Bank, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
The Iyo Bank, Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
The Iyo Bank, Ltd. Attn: Takahiro Katayama 1, Minami-Horibata-Cho, Matsuyama, Ehime 790-8514, Japan +81-89-907-1034
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice of Convocation of the 119th Annual General Meeting of Shareholders of The Iyo Bank, Ltd. (English Translation).
99.2	Appendix to the Reference Documents for the Notice of Convocation of the 119th Annual General Meeting of Shareholders (English Translation).
99.3	Reference Material for the 119th Annual General Meeting of Shareholders (English Translation).
99.4	Internet Disclosure Matters for the Notice of Convocation of the 119th Annual General Meeting of Shareholders (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

The Iyo Bank, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 12, 2021.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Iyo Bank, Ltd.

/s/ Hiroshi Nagata

Name: Hiroshi Nagata

Title: Managing Director

Date: June 6, 2022